UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5,
Av. Lázaro Cárdenas 2225,
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 7.3% increase in October 2012 passenger traffic

●   14 consecutive months of traffic growth

Monterrey, Mexico, November 6, 2012—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 7.3% in October 2012, as compared to October 2011. Domestic traffic increased 7.4%, and international traffic increased 6.4%. Traffic volumes have increased for fourteen months in a row, starting in September 2011, as a result of the recovery of the air transport industry in Mexico and OMA’s actions in coordination with the government and private sector to promote greater air connectivity in the markets where our airports are located.

Of total October traffic, 97.3% was commercial aviation and 2.7% was general aviation.

Domestic traffic increased in eight airports in October, with the most noteworthy increases in Monterrey (+11.8%), Reynosa (+33.3%), Chihuahua (+10.1%), and Tampico (+8.0%). In Monterrey, traffic increased principally on the routes to Mexico City, Cancún, and Guadalajara. Reynosa traffic increased on the Mexico City route. Chihuahua increased traffic on the Mexico City and Monterrey routes. Tampico increased traffic on the Monterrey route. The most significant reductions were at the Acapulco (-7.7%) and Zihuatanejo (-5.3%) airports. In Acapulco, traffic decreased on the Mexico City and Tijuana routes. In Zihuatanejo, traffic decreased on the Toluca route. Volaris started operating the Culiacán-Hermosillo route during the month.

International traffic increased in eight airports in October, with the most significant increases in Monterrey (+14.6%) and Chihuahua (+18.0%). In Monterrey, traffic benefited from the increase in passengers on the routes to San Antonio, Las Vegas, and Chicago. Chihuahua traffic increased on the Dallas route. The largest decrease was recorded in Mazatlán (-32.9%), as a result of reductions on the Dallas and Toronto routes. Interjet opened the Monterrey-Havana route during October.

The number of flight operations (takeoffs and landings) in October decreased 3.1% as compared to the same month of last year. The number of domestic operations decreased 3.4% and international operations decreased 1.5%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: November 6, 2012